November 19, 2018

Robert Wagner
President, Chief Executive Officer
OneLife Technologies Corp.
5005 Newport Dr.
Rolling Meadows, IL 60008

       Re: OneLife Technologies Corp.
           Amendment No. 3 to Form 10-KT
           Filed November 8, 2018
           File No. 000-55910

Dear Mr. Wagner:

       We have reviewed your November 8, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
November 5, 2018 letter.

Amendment No. 3 to Form 10-KT

Strategic Partners, page 11

1. Revise your disclosure here to remove the representation that you have "nearly completed" the acquisition of Yinuo given the uncertainties you disclose on page 17, such as the fact that the company does not currently have the resources to engage an auditor or law firm for certain key milestones of the acquisition and the possible change in transaction structure.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operation, page 16

2. We note your response to prior comment 1 and we reissue our comment in part. In light of your disclosure that the planned acquisition is important to the success of the company,
 Robert Wagner
OneLife Technologies Corp.
November 19, 2018
Page 2
      you should revise to address the impact should the acquisition not close, including any potential adverse effects on the company. In that respect, we note your disclosure that the company will benefit from the planned acquisition through Yinuo's employees and that Yinuo may become the company's distribution channel of newly emerging products to the Chinese market.
       You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Carlos
Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-
3257 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert Wagner
                                                           Division of
Corporation Finance
Comapany NameOneLife Technologies Corp.
                                                           Office of
Telecommunications
November 19, 2018 Page 2
cc:       Matthew McMurdo, Esq.
FirstName LastName